

August 30, 2010

Mr. Steven J. Ford
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, NC 28277

>   **RE: Carlisle Companies Incorporated**
>   **Form 10-K for the Fiscal Year ended December 31, 2009**
>   **Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30,**
>   **2010**
>   **Schedule 14A filed on March 18, 2010**
>   **File No. 1-9278**

Dear Mr. Ford:

We have reviewed your response letter dated August 19, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009


Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Fire Gain, page 46

1. We have reviewed your response to prior comment 6 from our letter dated July 23, 2010. You indicate that during the first six months of 2009 you received $11.5 million of cash proceeds in connection with inventory destroyed by the fire and $43 million of cash proceeds based on a negotiated settlement related to destroyed property, plant and equipment and fire-related clean-up costs. We believe that insurance settlements should be classified based on the nature of the insurance coverage that gave you the right to receive payment. As such, it is not

clear from your response how you determined that classifying the entire amount of these proceeds within cash flows from operating activities was appropriate. For example, we would anticipate that the insurance proceeds related to destroyed property, plant and equipment would be classified within cash flows from investing activities. Please advise. If after reassessing, you now believe that a portion of the insurance proceeds should have been included within cash flows from investing activities, please show us in your supplemental response how you will reflect the change in your next Form 10-Q and Form 10-K. We anticipate that a footnote would clearly disclose the revision and the amounts now allocated to each category of the statement of cash flows along with the previous allocation. Please show us supplementally what your revised disclosures will look like.

* * * *

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief